UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
 ☐ Check box if Amendment is material and investors must reconfirm within five business days.
✓ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
INSIDE.COM INC.

Legal status of issuer

Form
C-Corporation

Jurisdiction of Incorporation/Organization
Delaware

Date of organization
10/25/2006

Physical address of issuer
9415 Culver Boulevard Culver City, CA 90232

Website of issuer
https://inside.com/

Current number of employees
20

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$3,107,156	$388,974
Cash & Cash Equivalents	$2,418,841	$332,577
Accounts Receivable	$169,530	$20,317
Short-term Debt	$92,896	$615,869
Long-term Debt	$60,000	$60,000
Revenues/Sales	$1,047,215	$465,172
Cost of Goods Sold	$664,740	$0
Taxes Paid	$1,600	$0
Net Income	$(-413,359)	-$364,035

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials

ANNUAL REPORT
(EXHIBIT A TO FORM C-AR)
May 8, 2019

INSIDE.COM INC.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

INSIDE.COM INC. is a Delaware C-Corporation, formed on 10/25/2006.

The Company is located at 9415 Culver Boulevard Culver City, CA 90232.

The Company's website is https://inside.com/.

Inside.com, Inc. ("the Company") was incorporated in the State of Delaware on October 25, 2006, and is headquartered in Culver City, California. The Company provides an email- based news research platform delivering weekly newsletters including top news stories in over thirty topics. All news stories are distilled, curated, and synthesized by individuals employed by the Company. The Company previously operated as a C-Corporation under the name Mahalo.Com Inc.

The Company, having sold Crowd Notes pursuant to Regulation Crowdfunding under the Securities Act of 1933, is filing this annual report pursuant to Rule 202 of Regulation Crowdfunding for the fiscal year ended December 31, 2018. We have filed this report as of May 8, 2019, and the report may be found on the company's website at https://inside.com/investors.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The Company has generated substantial net losses and negative operating cash flows since its inception as part of the development of its business. The Company has incurred losses from inception of approximately $24 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve- month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of shares of preferred and common stock, its ability to attract users to newsletter platform, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key team members. In particular, the Company is dependent on Jason Calacanis, the CEO and Austin Smith, the President and General Manager. They have not signed an employment contract with the Company, and there can be no assurance that they will continue to work on Inside.com for a particular period of time. The loss of our key team members or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements. Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

The Company has undergone a substantial pivot from its previously failed business model. The Company has generated substantial net losses and negative operating cash flows since its inception. The Company has generated substantial net losses and negative cash flows from operating activities since it commenced operations. It has incurred losses of approximately $24 million from its inception.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. The Company's competitors include major companies worldwide. Many of its competitors have significantly greater financial, technical, and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from products and services.

The Company is operating in a space with low barriers to entry. Competitors can easily enter Inside.com's market and launch competitive products. Furthermore, Inside.com does not have any filed patents which is can leverage to maintain a defensible position.

The Company forecasts project aggressive growth in 2019. If its assumptions are wrong, and its projections regarding market penetration are too aggressive, its financial projections may overstate its viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

As of Q1, over 25% of revenue was being generated by the Company's legacy business. This revenue is not indicative of the Company's go-forward strategy. This revenue is not projected to significantly increase or be a driver of growth going forward.

Austin Smith, President of Inside.com, only holds 2.88% of the Company. This small ownership stake may not be large enough to fully incentivize Smith to grow Inside.com to its full potential. Furthermore, he may face further dilution in future rounds.

Related party transactions. The Company has conducted the following transactions with related persons: 1) During 2011, the Company was issued promissory notes receivable, in lieu of cash, upon conversion of stock options to purchase common shares of the Company. These promissory notes bear interest at 1% per annum and matured in 2013, and are therefore, currently in default. The Company has no intent to call the defaulted notes and therefore, the notes receivables are classified as noncurrent on the balance sheets. For the years ended December 31, 2017 and 2016, interest income and accrued interest receivable on outstanding promissory notes receivable was insignificant to the financial statements. 2) Prior to 2016, cash was advanced to the Company by a shareholder of the Company, to fund operations. This advance was non- interest bearing with no set maturity date. At both December 31, 2017 and 2016, the balance outstanding was $60,000.

Conflicts of Interest. The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: The Company's CEO, Jason Calacanis, has previously collaborated with SI Securities, LLC in the 2017 LAUNCH Festival, in which SI Securities, LLC sponsored the event for $50,000 and agreed to pay a $5,000 per company commission to LAUNCH for certain companies that went on to launch a campaign on the SI Securities, LLC platform within a 12 month period after the festival. Mr. Calacanis and SI Securities, LLC have previously collaborated on other LAUNCH events as well.

A majority of the Company is owned by a small number of owners. Prior to the Offering, the Company's current owners of 20% or more of the Company's outstanding voting securities beneficially own up to 57.48% of the Company's voting securities. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

BUSINESS

Description of the Business

Inside is an email-based news research product that aims to make professionals smarter and better informed. Our secret recipe? We hire smart news junkies who are truly passionate about the topics and industries we cover. Turns out that a bright human can distill, curate, and synthesize the news better than the fanciest software on earth.

Business Plan

Inside's email newsletters aims to make professionals smarter and better informed.

We started monetizing our newsletters at the beginning of 2018 and grew revenue from $40K in January to $107K in May. Today, we publish 30 newsletters that span various topics including bitcoin, beer, general news, among others.

We built our editor tool from scratch. Key features include an ad server, custom analytics tool, a priority publishing system, and an email template management workflow.

Inside was founded by Jason Calacanis is a technology entrepreneur, angel investor, and the host of the popular weekly podcast This Week in Startups. He's the founder of a series of conferences that bring entrepreneurs together with potential investors.

The Company's Products and/or Services
Inside has 30 newsletters that cover a wide range of topics, from bitcoin and cybersecurity, to Amazon and Donald Trump. Each newsletter goes through a rigorous editorial process aimed at packaging and synthesizing the ten most interesting stories of the day in a given topic.

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
Here's a bit more about the 390,000 people who read our newsletters*:

- 20% founder/CEO; 21% engineering, 16% marketing/comms
- 29% Bay Area, 21% NYC
- 51% executive-level

*this demographic data comes from a mix of third party analysis and surveys, and is extrapolated from a sample size of at least 20% of the audience. It's not perfect, but we trust it.

Intellectual Property
The Company is dependent on the following intellectual property:

Trademarks

Application or Registration #	Mark	File Date	Grant Date	Country
4702428	INSIDE	Jan 29, 2014	Mar 17, 2015	United States of America

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jason Calacanis	CEO, Director	Jason Calacanis is a technology entrepreneur, angel investor, and the host of the popular weekly podcast This Week in Startups. He's the founder of a series of conferences that bring entrepreneurs together with potential investors. Jason is currently working on the Company part-time.
Austin Smith	President & GM, Officer	Austin joined Inside when the company acquired a business he started, called ReadThisThing. Before Inside, he worked in growth marketing in few early-stage startups.
Roelof Botha	Director	Partner at Sequoia Capital
Matt Coffin	Director	Investor at Coffin Capital and Ventures

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is

adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 12 employees in California, 2 employees in Oregon, and one employee in each of the following states: Arizona, New Jersey, Pennsylvania, Virginia, Florida, and Colorado.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities as of December 31, 2017:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering (on a fully diluted basis)	Other material terms
Common stock	10,364,357	Holders have one vote per share of common stock held.	Holders of common stock may vote on the terms of a future financing into which the Crowd Note converts.	31.79%	N/A
Series A Preferred Stock	7,727,270	Holders have one vote per share of Series A Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	Holders of preferred stock may vote on the terms of a future financing into which the Crowd Note converts.	25.25%	N/A
Series B Preferred Stock	4,443,782	Holders have one vote per share of Series B Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	Holders of preferred stock may vote on the terms of a future financing into which the Crowd Note converts.	14.52%	N/A
Warrants to purchase Series B Preferred Stock	For the purchase of 1,094,748 shares of Series B Preferred Stock	N/A	Exercise of the warrants will dilute Crowd Note holder ownership in the Company.	3.58%	Exercise price of $0.001 per share; issued alongside the convertible notes (see below); expires 5 years from

					grant date.
Convertible promissory notes	$506,018 (total proceeds)	N/A	The shares into which the notes convert may have terms which are more preferential than the shares into which the Crowd Note may convert. Conversion of the notes will dilute Crowd Note holder ownership in the Company.	0.40%	See below*
Options (pursuant to the Company's 2017 and 2006 Stock Option Plans)	3,657,437	N/A	Exercise of the options will dilute Crowd Note holder ownership in the Company.	8.70%	N/A
Crowd Notes	$1,872,946.85	N/A	If converted	0%	See Below

*The convertible promissory notes were issued between August and November 2016. Such notes mature August 5, 2018, at which point, unless holders elect by majority written consent for an extension, the notes will convert into Series B Preferred Stock at the original issue price of the Series B Preferred Stock ($4.16 per share). The notes automatically convert in a qualified equity financing of $2,000,000 at a 20% discount. If a corporate transaction occurs prior to maturity or a qualified equity financing, the notes would convert into Series B Preferred Stock at the original issue price of the Series B Preferred Stock ($4.16 per share). The notes bear 6% per annum interest.

The Company has the following debt outstanding: None.

Ownership
A majority of the Company is owned by a few individuals. Those individuals are Jason Calacanis and Sequoia Capital XII.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	**Number and type/class of security held**	**Percentage ownership**
Jason Calacanis	Common stock	31.79%
Sequoia Capital XII; Sequoia Technology Partners XII; Sequoia Capital XII Principals Fund	Series A Preferred Stock (20.35%) Series B Preferred Stock: (1.54%)	20.79% 1.57%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Inside.com, Inc. ("the Company") was incorporated in the State of Delaware on October 25, 2006, and is headquartered in Culver City, California. The Company provides an email- based news research platform delivering weekly newsletters including top news stories in over thirty topics. All news stories are distilled, curated, and synthesized by individuals employed by the Company.

The Company has incurred losses from inception of $24 million which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve- month period from the report date. The

ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of shares of preferred and common stock, its ability to attract users to newsletter platform, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

Revenue Recognition

The Company recognizes revenue only when all of the following criteria have been met:

- Persuasive evidence of an arrangement exists;
- Delivery has occurred or services have been rendered;
- The fee for the arrangement is fixed or determinable; and
- Collectability is reasonably assured.

The Company records online advertising revenue from advertisements included in the Company's weekly newsletters as well as those run on the Company's YouTube Channel Mahalodotcom, and is recognized in the month the advertisement is run.

The Company offers 30- day subscriptions to its email- based newsletter service. Subscriptions received are recorded as deferred revenue and recognized over the 30- day subscription period. At both December 31, 2017 and 2016, the amount of deferred revenue from subscriptions was insignificant. The Company recognizes consulting revenue on short term contracts over the period the services are to be provided, or per attaining specific milestones, as detailed in the individual agreements. The Company recognizes revenue for purchases of its mobile application on the date of purchase.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $2,418,841 in cash on hand as of 31 December 2018 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of the Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

The Company has incurred losses from inception of approximately $24 million as of 31 December 2018, which, among other factors, raises substantial doubt about the Company's ability to continue as a going concern for the twelve- month period from the report date. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of shares of preferred and common stock, its ability to attract users to newsletter platform, and its ability to generate positive operational cash flow. The accompanying financial statements do not include Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into

the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares (or the notes convertible into shares) than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Series A Preferred Stock	December, 2006	Section 4(a)(2) of the Securities Act of 1933	Preferred Stock	7,727,270 Shares	General Working Capital
Series B Preferred Stock	May, 2007	Section 4(a)(2) of the Securities Act of 1933	Preferred Stock	4,443,782 Shares	General Working Capital
Convertible Notes	August-November 2016	Section 4(a)(2) of the Securities Act of 1933	Convertible Note	$506,018	General Working Capital
Crowd Note	Aug. 2018	Regulation D 506(c) and Regulation CF	Convertible Note	$1,872,946.85	

Classes of Securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued preferred stock.

Rights and Preferences
None

Preferred Stock

Series Name	**Dividend Rights**	**Voting Rights**	**Right to Receive Liquidation Distributions**	**Conversion Rights and Other Rights and Preferences**
Series A	Yes, pari passu with other holders of preferred stock and in preference to common stock. Dividend rate of $0.044 per share per annum. Dividends are only payable if declared by the Board, and are non-cumulative.	Holders have one vote per share of Series A Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	Pari passu with holders of other preferred stock and in preference to common stock. Holders are entitled to receive payment in an amount per share equal to the greater of (i) 1x their original issue price plus all declared and unpaid dividends, or (ii) the amount per share if their preferred stock had converted into common.	Convertible into common stock at the option of the holder, as described in the Company's charter.
Series B	Yes, pari passu with other holders of preferred stock and in preference to common stock. Dividend rate of $0.333 per share per annum. Dividends are only payable if declared by the Board, and are non-cumulative.	Holders have one vote per share of Series B Preferred Stock held. Preferred stockholders vote as a separate class for certain material actions of the Company, as described in the Company's charter.	Pari passu with holders of other preferred stock and in preference to common stock. Holders are entitled to receive payment in an amount per share equal to the greater of (i) 1x their original issue price plus all declared and unpaid dividends, or (ii) the amount per share if their preferred stock had converted into common.	Convertible into common stock at the option of the holder, as described in the Company's charter.

What it means to be a minority holder
As an investor in Crowd Notes of the company, you did not have any rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Upon conversion into shares of Preferred Stock of the company, investors in the Crowd Notes hold minority equity interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution
Even once the Crowd Note convert into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you made an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Crowd Notes. The Crowd Notes do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2011, the Company was issued promissory notes receivable, in lieu of cash, upon conversion of stock options to purchase common shares of the Company. These promissory notes bear interest at 1% per annum and matured in 2013, and are therefore, currently in default. The Company has no intent to call the defaulted notes and therefore, the notes receivables are classified as noncurrent on the balance sheets. For the years ended December 31, 2017 and 2016, interest income and accrued interest receivable on outstanding promissory notes receivable was insignificant to the financial statements.

Prior to 2016, cash was advanced to the Company by a shareholder of the Company, to fund operations. This advance was non- interest bearing with no set maturity date. At both December 31, 2017 and 2016, the balance outstanding was $60,000.

Conflicts of Interest
The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders:

- The Company's CEO, Jason Calacanis, has previously collaborated with SI Securities, LLC in the 2017 LAUNCH Festival, in which SI Securities, LLC sponsored the event for $50,000 and agreed to pay a $5,000 per company commission to LAUNCH for certain companies that went on to launch a campaign on the SI Securities, LLC platform within a 12 month period after the festival. Mr. Calacanis and SI Securities, LLC have previously collaborated on other LAUNCH events as well.

OTHER INFORMATION
Bad Actor Disclosure
None.

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities

2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

Ongoing Reporting Compliance
Neither the Company nor any of its predecessors previously failed to comply with the ongoing reporting requirements of §227.202. However, the company is 8 days late on filing the 2018 annual report.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Austin Smith
(Signature)

Austin Smith
(Name)

President
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Jason Calacanis
(Signature)

Jason Calacanis
(Name)

CEO
(Title)

5/8/19
(Date)

/s/Austin Smith
(Signature)

Austin Smith
(Name)

President
(Title)

5/8/19
(Date)

/s/Elliot Cook
(Signature)

Elliot Cook
(Name)

Principal Financial Officer
(Title)

5/8/19
(Date)

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B

Financials

[INSIDE]

COMPANY CERTIFIED FINANCIALS

To Whom It May Concern:

I, Elliot C.R. Cook certify that the financial statements of Inside.com Inc. included in this Form are true and complete in all material respects.

____

Elliot C.R. Cook
Inside.Com
VP Operations

Inside.Com Inc.

BALANCE SHEET

As of December 31, 2018

	JAN 2018	FEB 2018	MAR 2018	APR 2018	MAY 2018	JUN 2018	JUL 2018	AUG 2018	SEP 2018	OCT 2018	NOV 2018	DEC 2018
ASSETS												
Current Assets												
Bank Accounts												
ABernstein5488	10,216	10,226	10,235	10,246	10,259	10,272	10,286	10,301	10,319	10,333	10,351	10,371
ABernstein9620	13,271	13,280	13,289	13,299	13,310	13,321	13,334	13,347	13,361	13,375	13,388	13,402
PayPal	21,763	21,896	26,025	3,950	1,079	1,208	16,122	16,237	16,347	25,456	25,562	45,686
Petty Cash	0	0	0	0	0	0	0	0	0	0	0	0
Skrill	10	10	10	10	10	10	10	10	10	10	10	10
Stripe Account	6,810	3,150	11,022	4,777	7,497	15,385	4,402	17,561	6,483	4,051	9,842	940
WF-House-2783	412	412	412	412	412	412	412	412	412	412	412	412
WF-Operating-563	233,110	202,587	163,941	134,530	171,535	109,626	344,838	1,222,705	2,570,806	2,506,333	2,410,861	2,348,011
WF-PayPalStandard-733	12,002	12,002	12,002	12,002	12,002	12,002	10	10	10	10	10	10
Total Bank Accounts	**$297,594**	**$263,562**	**$236,934**	**$179,227**	**$216,103**	**$162,236**	**$389,414**	**$1,280,582**	**$2,617,747**	**$2,559,979**	**$2,470,436**	**$2,418,841**
Accounts Receivable												
Acc Receivable clearing	0	0	0	0	0	0	0	0	0	0	0	0
Accounts Receivable	16,768	45,497	42,629	76,012	37,253	45,183	54,478	56,566	117,476	120,789	164,867	169,530
Total Accounts Receivable	**$16,768**	**$45,497**	**$42,629**	**$76,012**	**$37,253**	**$45,183**	**$54,478**	**$56,566**	**$117,476**	**$120,789**	**$164,867**	**$169,530**
Other Current Assets												
Interest Receivable	0	0	0	0	0	0	0	0	0	0	0	0
Notes Receivable - Employees	30,477	30,477	30,477	30,477	30,477	30,477	30,477	30,477	30,477	30,477	30,477	30,477
Prepaid items	-870	-1,740	-2,609	-3,245	-3,881	3,111	5,358	11,262	8,556	7,230	5,905	4,417
SL ADJ - Prepaid Rent	0	0	0	0	0	0	0	0	0	0	0	0
Tesla Deposit	0	0	0	0	0	0	0	0	0	0	0	0
Undeposited Funds	0	-15,527	0	0	0	0	0	0	0	0	0	0
Total Other Current Assets	**$29,607**	**$13,210**	**$27,868**	**$27,232**	**$26,596**	**$33,588**	**$35,835**	**$41,739**	**$39,033**	**$37,707**	**$36,382**	**$34,894**
Total Current Assets	**$343,969**	**$322,270**	**$307,432**	**$282,472**	**$279,953**	**$241,007**	**$479,727**	**$1,378,887**	**$2,774,256**	**$2,718,476**	**$2,671,684**	**$2,623,266**
Fixed Assets												
Accumulated Depreciation	0	0	0	0	0	0	0	0	0	0	0	0
Computer Equipment	0	0	0	0	0	0	0	0	0	0	0	0
Furniture and Fixtures	0	0	0	0	0	0	0	0	0	0	0	0
Office Equipment	5,584	5,584	5,584	5,584	5,584	5,584	5,584	5,584	5,584	5,584	5,584	5,584
Property and Equipment	0	0	0	0	0	0	0	0	0	0	0	0
Video Equipment	0	0	0	0	0	0	0	0	0	0	0	0
Total Fixed Assets	**$5,584**	**$5,584**	**$5,584**	**$5,584**	**$5,584**	**$5,584**	**$5,584**	**$5,584**	**$5,584**	**$5,584**	**$5,584**	**$5,584**
Other Assets												
Capitalized Expense	411,264	411,264	411,264	411,264	411,264	411,264	411,264	411,264	411,264	411,264	411,264	411,264
Development Costs	0	0	0	0	0	0	0	0	0	0	0	0
Domain Name	60,019	60,019	60,019	60,019	60,019	60,042	60,042	60,042	60,042	60,042	60,042	60,042
Impairment Reserve	0	0	0	0	0	0	0	0	0	0	0	0
Intellectual Property	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000
Security Deposit	0	0	0	0	0	0	0	0	0	0	0	0
Total Other Assets	**$478,283**	**$478,283**	**$478,283**	**$478,283**	**$478,283**	**$478,306**	**$478,306**	**$478,306**	**$478,306**	**$478,306**	**$478,306**	**$478,306**
TOTAL ASSETS	**$827,836**	**$806,137**	**$791,298**	**$766,338**	**$763,820**	**$724,897**	**$963,617**	**$1,862,777**	**$3,258,146**	**$3,202,366**	**$3,155,574**	**$3,107,156**
LIABILITIES AND EQUITY												
Liabilities												
Current Liabilities												
Accounts Payable												
Accounts Payable	55,793	53,733	61,435	47,893	53,081	53,207	58,014	71,827	84,047	93,472	87,432	72,436
Total Accounts Payable	**$55,793**	**$53,733**	**$61,435**	**$47,893**	**$53,081**	**$53,207**	**$58,014**	**$71,827**	**$84,047**	**$93,472**	**$87,432**	**$72,436**
Credit Cards												
American Express	11,690	13,317	12,922	13,891	19,407	16,627	17,875	15,658	17,103	16,114	21,813	18,546
Total Credit Cards	**$11,690**	**$13,317**	**$12,922**	**$13,891**	**$19,407**	**$16,627**	**$17,875**	**$15,658**	**$17,103**	**$16,114**	**$21,813**	**$18,546**
Other Current Liabilities												
Accrued Sales Commission	0	0	0	0	0	0	0	0	0	0	0	0
Accured Liability	0	0	0	0	0	0	0	0	0	0	0	0
Deferred Revenue	0	0	0	0	0	0	0	0	0	0	0	0
Due to Community (M$)	0	0	0	0	0	0	0	0	0	0	0	0
FSA-Employee Advance	1,674	1,674	1,674	1,674	1,674	1,674	1,674	1,674	1,674	1,674	1,674	1,674
HSA-Employee Advance	0	0	0	0	0	0	0	0	0	0	0	0
Loan Payable Stockholder	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000	60,000
Payroll Liabilities									211	211	211	212
Security Deposit Payable	0	0	0	0	0	0	0	0	0	0	0	0
Total Other Current Liabilities	**$61,674**	**$61,674**	**$61,674**	**$61,674**	**$61,674**	**$61,674**	**$61,674**	**$61,674**	**$61,885**	**$61,885**	**$61,885**	**$61,886**
Total Current Liabilities	**$129,157**	**$128,724**	**$136,031**	**$123,458**	**$134,162**	**$131,508**	**$137,563**	**$149,159**	**$163,035**	**$171,470**	**$171,130**	**$152,869**
Long-Term Liabilities												
Convertible Notes Payable	506,018	506,018	506,018	506,018	506,018	506,018	506,018	506,018	506,018	506,018	506,018	506,018
Total Long-Term Liabilities	**$506,018**	**$506,018**	**$506,018**	**$506,018**	**$506,018**	**$506,018**	**$506,018**	**$506,018**	**$506,018**	**$506,018**	**$506,018**	**$506,018**
Total Liabilities	**$635,175**	**$634,742**	**$642,049**	**$629,476**	**$640,180**	**$637,526**	**$643,581**	**$655,177**	**$669,053**	**$677,488**	**$677,148**	**$658,887**
Equity												
Capital Stock	3,855	3,855	3,855	3,855	3,855	3,855	3,855	3,855	3,855	3,855	3,855	3,855
Opening Bal Equity	0	0	0	0	0	0	0	0	0	0	0	0
Paid-In Capital	23,317,771	23,317,771	23,317,771	23,317,771	23,317,771	23,317,771	23,592,771	24,520,436	25,945,475	25,945,475	25,945,475	25,945,475
Retained Earnings	-23,087,701	-23,087,701	-23,087,701	-23,087,701	-23,087,701	-23,087,701	-23,087,701	-23,087,701	-23,087,701	-23,087,701	-23,087,701	-23,087,701
Net Income	-41,264	-62,530	-84,676	-97,063	-110,285	-146,554	-188,889	-228,989	-272,536	-336,751	-383,202	-413,359
Total Equity	**$192,661**	**$171,395**	**$149,249**	**$136,863**	**$123,640**	**$87,371**	**$320,036**	**$1,207,600**	**$2,589,093**	**$2,524,877**	**$2,478,426**	**$2,448,269**
TOTAL LIABILITIES AND EQUITY	**$827,836**	**$806,137**	**$791,298**	**$766,338**	**$763,820**	**$724,897**	**$963,617**	**$1,862,777**	**$3,258,146**	**$3,202,366**	**$3,155,574**	**$3,107,156**

Inside.Com Inc.

PROFIT AND LOSS

January - December 2018

	JAN 2018	FEB 2018	MAR 2018	APR 2018	MAY 2018	JUN 2018	JUL 2018	AUG 2018	SEP 2018	OCT 2018	NOV 2018	DEC 2018	TOTAL
Income													
Discounts	-0.14			-0.01									$ -0.15
Legacy Income													$0.00
App Sales													$0.00
Android													$0.00
Amazon	20.48	11.13	13.41	4.75	4.84	7.75	8.86	8.03			16.68	8.48	$104.41
Google	13.89	14.96	9.62	16.45	7.94	2.35			1.39	3.28	0.00	0.00	$69.88
Total Android	**34.37**	**26.09**	**23.03**	**21.20**	**12.78**	**10.10**	**8.86**	**8.03**	**1.39**	**3.28**	**16.68**	**8.48**	**$174.29**
Apple													$0.00
iBook	47.55	62.97	32.47	15.21	0.00	52.09	96.37	20.48	35.00	37.35	24.97	31.87	$456.33
iOS	0.00	0.00	0.00	0.00	0.00	0.00							$0.00
Total Apple	**47.55**	**62.97**	**32.47**	**15.21**	**0.00**	**52.09**	**96.37**	**20.48**	**35.00**	**37.35**	**24.97**	**31.87**	**$456.33**
Total App Sales	**81.92**	**89.06**	**55.50**	**36.41**	**12.78**	**62.19**	**105.23**	**28.51**	**36.39**	**40.63**	**41.65**	**40.35**	**$630.62**
Mahalo.com Advertising													$0.00
AdSense (Mahalo)	4.81	5.76		1.65	2.53	3.26							$18.01
Adsense (Traffic Search)	0.00	0.00			0.00	0.00							$0.00
Total Mahalo.com Advertising	**4.81**	**5.76**		**1.65**	**2.53**	**3.26**							**$18.01**
Video Advertising				30.93		21.21							$52.14
YT Mahalodotcom	14,987.48	16,108.04	18,085.35	15,752.80	15,794.31	15,625.67	14,420.84	14,040.99	13,761.09	14,133.11	14,967.61	13,134.91	$180,812.20
YT MahaloGames	534.93	606.43	700.56	553.06	528.56	565.49	0.00	0.00	0.00	0.00	0.00	0.00	$3,489.03
Total Video Advertising	**15,522.41**	**16,714.47**	**18,785.91**	**16,336.79**	**16,322.87**	**16,212.37**	**14,420.84**	**14,040.99**	**13,761.09**	**14,133.11**	**14,967.61**	**13,134.91**	**$184,353.37**
Total Legacy Income	**15,609.14**	**16,809.29**	**18,841.41**	**16,374.85**	**16,338.18**	**16,277.82**	**14,526.07**	**14,069.50**	**13,797.48**	**14,173.74**	**15,009.26**	**13,175.26**	**$185,002.00**
Uncategorized Income												8,700.00	$8,700.00
Various Current Income													$0.00
Newsletter/Ads Sales													$0.00
3rd Party	9,000.00	12,000.00	12,000.00	4,000.00									$37,000.00
Direct	10,700.00	23,980.00	31,050.00	55,950.00	78,050.00	50,850.00	58,014.00	71,830.00	86,385.00	57,580.00	107,500.00	88,599.00	$720,488.00
Recurring	7,731.00	9,539.60	9,816.00	7,431.00	8,923.46	8,296.00	6,996.00	10,316.00	7,461.71	5,864.91	7,276.00	7,316.18	$96,967.86
Stripe Returns	-2,510.00	-20.00											$ -2,530.00
Total Newsletter/Ads Sales	**24,921.00**	**45,499.60**	**52,866.00**	**67,381.00**	**86,973.46**	**59,146.00**	**65,010.00**	**82,146.00**	**93,846.71**	**63,444.91**	**114,776.00**	**95,915.18**	**$851,925.86**
Patreon	151.71	142.87	138.71	138.70	138.87	138.95	124.39	124.39	119.90	119.91	115.33	133.70	$1,587.43
Total Various Current Income	**25,072.71**	**45,642.47**	**53,004.71**	**67,519.70**	**87,112.33**	**59,284.95**	**65,134.39**	**82,270.39**	**93,966.61**	**63,564.82**	**114,891.33**	**96,048.88**	**$853,513.29**
Total Income	**$40,681.71**	**$62,451.76**	**$71,846.12**	**$83,894.54**	**$103,450.51**	**$75,562.77**	**$79,660.46**	**$96,339.89**	**$107,764.09**	**$77,738.56**	**$129,900.59**	**$117,924.14**	**$1,047,215.14**
Cost of Goods Sold													
COS - Other Service Cost	2,578.31	2,988.94	2,744.74	3,073.66	3,194.93	3,527.72	5,673.88	3,160.00	3,796.36	3,917.22	5,456.09	4,587.32	$44,699.17
Direct Compensation													$0.00
Writing													$0.00
1099	23,764.80	21,217.96	23,977.70	24,368.52	31,659.04	32,135.76	32,265.92	36,108.12	37,300.55	46,122.27	41,524.25	33,716.48	$384,161.37
Payroll													$0.00
Medical Insurance	1,084.85	844.85	844.86	844.86	1,330.90	-1,320.23	348.99	348.99	348.99	348.99	348.99	348.99	$5,724.03
Wages & Taxes	18,754.96	17,986.81	19,129.94	17,991.84	14,225.82	15,546.17	14,168.01	14,546.28	20,873.23	21,866.53	18,729.58	19,241.87	$213,061.04
Total Payroll	**19,839.81**	**18,831.66**	**19,974.80**	**18,836.70**	**15,556.72**	**14,225.94**	**14,517.00**	**14,895.27**	**21,222.22**	**22,215.52**	**19,078.57**	**19,590.86**	**$218,785.07**
Total Writing	**43,604.61**	**40,049.62**	**43,952.50**	**43,205.22**	**47,215.76**	**46,361.70**	**46,782.92**	**51,003.39**	**58,522.77**	**68,337.79**	**60,602.82**	**53,307.34**	**$602,946.44**
Total Direct Compensation	**43,604.61**	**40,049.62**	**43,952.50**	**43,205.22**	**47,215.76**	**46,361.70**	**46,782.92**	**51,003.39**	**58,522.77**	**68,337.79**	**60,602.82**	**53,307.34**	**$602,946.44**
Web Hosting	1,363.81	1,419.97	1,269.46	1,472.82	1,401.91	1,489.64	1,402.03	1,547.21	1,429.98	1,373.32	1,477.09	1,447.23	$17,094.47
Total Cost of Goods Sold	**$47,546.73**	**$44,458.53**	**$47,966.70**	**$47,751.70**	**$51,812.60**	**$51,379.06**	**$53,858.83**	**$55,710.60**	**$63,749.11**	**$73,628.33**	**$67,536.00**	**$59,341.89**	**$664,740.08**
GROSS PROFIT	**$ -6,865.02**	**$17,993.23**	**$23,879.42**	**$36,142.84**	**$51,637.91**	**$24,183.71**	**$25,801.63**	**$40,629.29**	**$44,014.98**	**$4,110.23**	**$62,364.59**	**$58,582.25**	**$382,475.06**
Expenses													
Administrative													$0.00
1099										500.00			$500.00
Meals & Entertainment	48.25	201.69	439.66	204.39	235.68	404.46	235.28	85.13	304.68	19.03	1,421.24	1,533.01	$5,132.50
Payroll													$0.00
Medical Insurance	848.85	983.95	997.99	997.99	997.99	997.99	997.99	997.99	997.99	997.99	997.99	997.99	$11,812.70
Wages & Taxes	14,094.19	14,010.73	15,158.22	14,036.49	14,036.48	14,305.03	14,678.03	20,022.30	23,773.19	24,520.70	24,154.37	24,757.78	$217,547.51
Total Payroll	**14,943.04**	**14,994.68**	**16,156.21**	**15,034.48**	**15,034.47**	**15,303.02**	**15,676.02**	**21,020.29**	**24,771.18**	**25,518.69**	**25,152.36**	**25,755.77**	**$229,360.21**
Total Administrative	**14,991.29**	**15,196.37**	**16,595.87**	**15,238.87**	**15,270.15**	**15,707.48**	**15,911.30**	**21,105.42**	**25,075.86**	**26,037.72**	**26,573.60**	**27,288.78**	**$234,992.71**
Advertising and Promotion	3,023.50	3,541.48	3,925.27	1,544.00	7,515.92	4,035.99	2,199.25	951.98	870.00	2,001.95	2,335.65	69.99	$32,014.98
Automobile Expense													$0.00
Fuel/Mileage												27.99	$27.99
Parking								8.53	33.00	16.50	14.58	5.71	$78.32
Total Automobile Expense								**8.53**	**33.00**	**16.50**	**14.58**	**33.70**	**$106.31**
Bank Service Charges	710.60	647.06	679.38	660.65	669.99	-1,385.20	682.48	697.99	501.65	198.63	152.27	193.16	$4,408.66
Business Development													$0.00
1099		4,620.00	6,264.00	6,364.40	10,187.20	9,062.00	14,837.60	21,429.84	18,974.46	14,137.78	9,467.15	3,653.87	$118,998.30
Commissions (Empl)					5,845.00	6,040.00	2,775.00	3,164.00	1,350.00	1,150.00	5,040.00	8,617.00	$33,981.00
Commissions (IC)					1,640.00	1,996.00	1,608.00	1,033.00	5,388.00				$11,665.00
Payroll													$0.00
Medical Insurance	-195.23									-15.30	1,712.67	671.28	$2,173.42
Wages & Taxes	2,200.96			7,157.88	4,945.75	4,947.48	4,697.69	4,727.46	4,588.69	6,097.29	15,992.40	14,593.62	$69,949.22
Total Payroll	**2,005.73**			**7,157.88**	**4,945.75**	**4,947.48**	**4,697.69**	**4,727.46**	**4,588.69**	**6,081.99**	**17,705.07**	**15,264.90**	**$72,122.64**
Total Business Development	**2,005.73**	**4,620.00**	**6,264.00**	**13,522.28**	**22,617.95**	**22,045.48**	**23,918.29**	**30,354.30**	**30,301.15**	**21,369.77**	**32,212.22**	**27,535.77**	**$236,766.94**
Business Gift												20.00	$20.00
Computer Expenses													$0.00
Computer Supplies						214.79			414.59	64.50	64.50	64.50	$822.88
Software Expense					94.99					49.99			$144.98
Total Computer Expenses					**94.99**	**214.79**			**414.59**	**114.49**	**64.50**	**64.50**	**$967.86**
Dues & Subscriptions	4,250.83	4,879.78	4,832.90	6,653.23	6,907.14	5,243.96	6,211.34	8,851.07	6,884.39	7,806.32	7,350.52	8,055.09	$77,926.57
HR/Recruiting			319.00	250.00		598.00	348.00	337.51	299.00		399.00	285.00	$2,835.51
Insurance													$0.00
Auto Insurance								43.25	43.25	43.25	43.25	43.25	$216.25
D & O	635.63	635.63	635.63	635.63	635.63	635.63	635.58	635.58	635.58	635.58	635.58	635.58	$7,627.26
Property/ Liability	234.18	234.18	234.18					196.92	196.92	196.92	196.92	196.92	$1,687.14
Work Comp			771.00			128.31	-321.43	47.17	47.66	2.14	568.26	163.86	$1,406.97
Total Insurance	**869.81**	**869.81**	**1,640.81**	**635.63**	**635.63**	**763.94**	**314.15**	**922.92**	**923.41**	**877.89**	**1,444.01**	**1,039.61**	**$10,937.62**
Licenses and Permits										25.00			$25.00

	JAN 2018	FEB 2018	MAR 2018	APR 2018	MAY 2018	JUN 2018	JUL 2018	AUG 2018	SEP 2018	OCT 2018	NOV 2018	DEC 2018	TOTAL
Merchant Fees													$0.00
PayPal Service Fee				233.47									$233.47
Stripe Payment Processing Fees	917.08	568.41	1,033.07	695.43	2,097.33	1,572.12	1,011.80	1,604.71	879.19	1,185.49	1,534.12	614.38	$13,713.13
Total Merchant Fees	**917.08**	**568.41**	**1,033.07**	**928.90**	**2,097.33**	**1,572.12**	**1,011.80**	**1,604.71**	**879.19**	**1,185.49**	**1,534.12**	**614.38**	**$13,946.60**
Office Supplies	52.54	28.98		0.00				28.90			50.00	322.94	$483.36
Payroll Processing Fee	189.00	189.00	201.00	231.00	231.00	255.00	243.00	269.00	450.00	690.00	470.00	476.67	$3,894.67
Payroll Taxes											5,500.00		$5,500.00
Postage & Delivery								92.96	44.33		15.00	15.00	$167.29
Professional Fees						25.00					353.00	109.00	$487.00
Accounting Fees		251.25	2,250.00								3,050.00		$5,551.25
Bookkeeping	400.00	525.00	437.50	962.50	1,675.00	737.50	612.50	600.00	812.50	650.00	600.00	575.00	$8,587.50
Legal Fees			595.00			212.50	9,436.00	590.00	637.50	552.50			$12,023.50
Total Professional Fees	**400.00**	**776.25**	**3,282.50**	**962.50**	**1,675.00**	**975.00**	**10,048.50**	**1,190.00**	**1,450.00**	**1,202.50**	**4,003.00**	**684.00**	**$26,649.25**
Rent Expense							99.00	135.00		258.00	141.00	301.00	$934.00
Tax Expense													$0.00
State Tax		800.00		800.00									$1,600.00
Total Tax Expense		**800.00**		**800.00**									**$1,600.00**
Technology													$0.00
1099	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,000.00	7,350.00	14,188.96	16,436.50	21,570.00	24,038.50	21,268.64	$146,852.60
Total Technology	**7,000.00**	**7,000.00**	**7,000.00**	**7,000.00**	**7,000.00**	**7,000.00**	**7,350.00**	**14,188.96**	**16,436.50**	**21,570.00**	**24,038.50**	**21,268.64**	**$146,852.60**
Travel Expense			184.56	68.73		33.99			24.98			66.22	$378.48
Airfare						3,056.96	-1,463.98				914.96	40.98	$2,548.92
Car Service/Taxi/Milage	13.98	160.87	84.40	56.38	168.02	256.95	135.33	16.91	386.47		177.43	298.04	$1,754.78
Lodging							946.42		1,555.11		1,457.05		$3,958.58
Meals & Entertainment						116.68	209.00		1,063.58			98.77	$1,488.03
Total Travel Expense	**13.98**	**160.87**	**268.96**	**125.11**	**168.02**	**3,464.58**	**-173.23**	**16.91**	**3,030.14**		**2,549.44**	**504.01**	**$10,128.79**
Total Expenses	**$34,424.36**	**$39,278.01**	**$46,042.76**	**$48,552.17**	**$64,883.12**	**$60,491.14**	**$68,163.88**	**$80,756.16**	**$87,593.21**	**$83,354.26**	**$108,847.41**	**$88,772.24**	**$811,158.72**
NET OPERATING INCOME	**$ -41,289.38**	**$ -21,284.78**	**$ -22,163.34**	**$ -12,409.33**	**$ -13,245.21**	**$ -36,307.43**	**$ -42,362.25**	**$ -40,126.87**	**$ -43,578.23**	**$ -79,244.03**	**$ -46,482.82**	**$ -30,189.99**	**$ -428,683.66**
Other Income													
Interest/Dividend Income	25.09	18.60	17.88	22.61	22.76	38.33	27.02	27.21	31.70	28.54	31.64	33.28	$324.66
Sale Proceeds										15,000.00			$15,000.00
Total Other Income	**$25.09**	**$18.60**	**$17.88**	**$22.61**	**$22.76**	**$38.33**	**$27.02**	**$27.21**	**$31.70**	**$15,028.54**	**$31.64**	**$33.28**	**$15,324.66**
Other Expenses													
Misc. Clearing Expense Account		0.00											$0.00
Total Other Expenses	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**
NET OTHER INCOME	**$25.09**	**$18.60**	**$17.88**	**$22.61**	**$22.76**	**$38.33**	**$27.02**	**$27.21**	**$31.70**	**$15,028.54**	**$31.64**	**$33.28**	**$15,324.66**
NET INCOME	**$ -41,264.29**	**$ -21,266.18**	**$ -22,145.46**	**$ -12,386.72**	**$ -13,222.45**	**$ -36,269.10**	**$ -42,335.23**	**$ -40,099.66**	**$ -43,546.53**	**$ -64,215.49**	**$ -46,451.18**	**$ -30,156.71**	**$ -413,359.00**

Inside.Com Inc.

STATEMENT OF CASH FLOWS

January - December 2018

	JAN 2018	FEB 2018	MAR 2018	APR 2018	MAY 2018	JUN 2018	JUL 2018	AUG 2018	SEP 2018	OCT 2018	NOV 2018	DEC 2018	TOTAL
OPERATING ACTIVITIES													
Net Income	-41,264.29	-21,266.18	-22,145.46	-12,386.72	-13,222.45	-36,269.10	-42,335.23	-40,099.66	-43,546.53	-64,215.49	-46,451.18	-30,156.71	$ -413,359.00
Adjustments to reconcile Net Income to Net Cash provided by operations:													$0.00
Accounts Receivable	3,548.89	-28,729.21	2,868.07	-33,383.00	38,758.99	-7,929.27	-9,295.50	-2,087.71	-60,910.12	-3,312.75	-44,077.87	-4,663.65	$ -149,213.13
Prepaid items	869.81	869.81	869.81	635.63	635.63	-6,991.88	-2,246.42	875.75	875.75	875.75	875.75	875.75	$ -978.86
Prepaid items:Payroll Fees (Prepaid)								-6,780.00	1,830.00	450.00	450.00	611.67	$ -3,438.33
Accounts Payable	4,138.64	-2,060.25	7,702.23	-13,542.23	5,187.73	126.53	4,807.04	13,812.08	12,220.70	9,424.29	-6,039.78	-14,996.04	$20,780.94
American Express	-2,276.28	1,627.10	-395.05	968.98	5,516.11	-2,779.91	1,247.94	-2,216.92	1,444.86	-989.15	5,699.33	-3,266.50	$4,580.51
Payroll Liabilities									210.95			1.26	$212.21
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	**6,281.06**	**-28,292.55**	**11,045.06**	**-45,320.62**	**50,098.46**	**-17,574.53**	**-5,486.94**	**3,603.20**	**-44,327.86**	**6,448.14**	**-43,092.57**	**-21,437.51**	**$ -128,056.66**
Net cash provided by operating activities	**$ -34,983.23**	**$ -49,558.73**	**$ -11,100.40**	**$ -57,707.34**	**$36,876.01**	**$ -53,843.63**	**$ -47,822.17**	**$ -36,496.46**	**$ -87,874.39**	**$ -57,767.35**	**$ -89,543.75**	**$ -51,594.22**	**$ -541,415.66**
INVESTING ACTIVITIES													
Domain Name						-23.14							$ -23.14
Net cash provided by investing activities	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$ -23.14**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$ -23.14**
FINANCING ACTIVITIES													
Paid-In Capital							275,000.00	927,664.37	1,425,038.96				$2,627,703.33
Net cash provided by financing activities	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$0.00**	**$275,000.00**	**$927,664.37**	**$1,425,038.96**	**$0.00**	**$0.00**	**$0.00**	**$2,627,703.33**
NET CASH INCREASE FOR PERIOD	**$ -34,983.23**	**$ -49,558.73**	**$ -11,100.40**	**$ -57,707.34**	**$36,876.01**	**$ -53,866.77**	**$227,177.83**	**$891,167.91**	**$1,337,164.57**	**$ -57,767.35**	**$ -89,543.75**	**$ -51,594.22**	**$2,086,264.53**

INSIDE.COM, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(unaudited)

For the years ended December 31, 2015, 2016, 2017 and 2018

	Common Stock Shares	Preferred Stock Series A Shares	Preferred Stock Series B Shares	Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Equity
Balance - 31 December 2015	10,364,357	7,727,270	4,443,782	$23,319,372	($23,097,430)	$221,942
Net loss					($147,055)	($147,055)
Balance - 31 December 2016	10,364,357	7,727,270	4,443,782	$23,319,372	($23,244,485)	$74,887
Net loss					($364,035)	($364,035)
Balance - 31 December 2017	10,364,357	7,727,270	4,443,782	$23,319,372	($23,608,520)	($289,148)
Net loss					($413,359)	($413,359)
Balance - 31 December 2018	10,364,357	7,727,270	4,443,782	$25,945,475	($24,021,879)	$1,923,596